Exhibit 3.51

CERTIFICATE OF FORMATION

OF

HUNTLEY IGCC LLC

1. Name: The name of the limited liability company is Huntley IGCC LLC.

2. Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. Organizer: The name and address of the sole organizer of the limited liability company is Deborah Fry, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Huntley IGCC LLC this 22nd day of June, 2006.

/s/ Deborah Fry
Authorized Person